Exhibit 99.1

Naked Brand Group Receives Extension to Regain Compliance with NASDAQ Minimum Bid Price Rule

SYDNEY, AUSTRALIA – October 27, 2021 — Naked Brand Group Limited (Nasdaq: NAKD) (“Naked” or the “Company”) today announced that the Company has been granted a 180-day extension, or until April 25, 2022, to regain compliance with Nasdaq’s $1.00 minimum bid price requirement as set forth in Listing Rule 5550(a)(2) (the “Rule”).

On April 26, 2021, Nasdaq had notified the Company that its ordinary shares had failed to maintain a minimum bid price of $1.00 over the previous 30 consecutive business days as required by the Rule. The notification letter stated that the Company would be afforded an initial 180 calendar days to regain compliance with the Rule.

On October 26, 2021, after the expiration of the initial 180-day compliance period, Nasdaq notified the Company of the extension. Nasdaq’s staff had determined that the Company was eligible under Listing Rule 5810(c)(3)(A) for an additional 180 calendar day period to regain compliance.

In order to regain compliance with the Rule, the Company is required to maintain a minimum closing bid price of $1.00 or more for a minimum of 10 consecutive trading days at any time during this additional time period.

About Naked Brand Group Limited:

Naked Brand Group Limited (NASDAQ: NAKD) is a leading e-commerce business in intimate apparel. The company is the exclusive seller and marketer of renowned intimate apparel brand Fredericks of Hollywood via its online store www.fredericks.com. For more information about the company, please visit www.nakedbrands.com.

Forward-Looking Statements:

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts. Such statements may be, but need not be, identified by words such as ‘‘may,’’ ‘‘believe,’’ ‘‘anticipate,’’ ‘‘could,’’ ‘‘should,’’ ‘‘intend,’’ ‘‘plan,’’ ‘‘will,’’ ‘‘aim(s),’’ ‘‘ can,’’ ‘‘would,’’ ‘‘expect(s),’’ ‘‘estimate(s),’’ ‘‘project(s),’’ ‘‘forecast(s)’’, ‘‘ positioned,’’ ‘‘approximately,’’ ‘‘potential,’’ ‘‘goal,’’ ‘‘pro forma,’’ ‘‘strategy,’’ ‘‘outlook’’ and similar expressions. Examples of forward-looking statements include, among other things, statements regarding the deployment of capital and future acquisitions. All such forward-looking statements are based on management’s current beliefs, expectations and assumptions, and are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed or implied in this communication. Among the key factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements are the following: risks related to our ability to identify and consummate acquisitions of accretive businesses, and realize the expected benefits of such transactions; the risk that our restructuring initiative does not achieve the expected benefits; the impact of COVID-19; our ability to maintain sufficient inventory; the risk that we do not regain, and thereafter maintain, compliance with Nasdaq’s continued listing standards; our ability to develop, commercialize and obtain market acceptance of our current technology and any technology we develop or acquire in the future; difficulties in maintaining customer, supplier, employee, operational and strategic relationships; the possibility that a robust market for our shares is not maintained; our ability to raise additional financing; our ability to anticipate consumer preferences; and other risks and uncertainties set forth under ‘‘Risk Factors’’ in our Annual Report on Form 20-F for the fiscal year ended January 31, 2021 and in our other filings with the Securities and Exchange Commission. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, future events, changes in assumptions or otherwise, except as required by law.

Investor Contact:

Chris Tyson

MZ North America

chris.tyson@mzgroup.us

949-491-8235